Exhibit 99.1

PV Nano Cell Announces Appointment of Zvika Lifschitz as Chief Financial Officer

MIGDAL HA’EMEK, ISRAEL (October 13, 2015) – PV Nano Cell, an innovative producer of single-crystal nanometric conductive digital inks, today announced the appointment of Zvika Lifschitz as chief financial officer.

Dr.Fernando de la Vega, the CEO of the company, stated: "Zvika, the new CFO, is a valued executive and comes with significant experience. He brings a strong background in financial management and analysis. I believe his background and skills are aligned with PV Nano Cell’s goals and that he will have much to contribute to the company. I am happy to welcome him to the team." Mr. Lifschitz has held several CFO positions in Israeli companies, most recently as CFO of Valens Semiconductor Ltd., a leading provider of video solutions. Mr. Lifschitz is a Certified Public Accountant in Israel, holds a B.A. in Accounting from the Tel Aviv University and holds an MBA in finance from Tel Aviv University in Israel.

About PV Nano Cell

PV Nano Cell has developed innovative conductive inks for use in solar photovoltaics (PV) and printed electronics (PE) application. PV Nano Cell’s Sicrys™ is a single-crystal, nano-metric silver conductive ink delivering enhanced performance. Sicrys™ is also available in copper-based form, delivering all of the product’s properties and advantages with improved cost efficiency. Sicrys™ silver conductive inks are used all over the world in a range of industrial inkjet printing applications, including photovoltaics, printed circuit boards, antennas, RFID tags, sensors, smart cards, touchscreens and advanced packaging. For more information, please visit PVNanoCell.com.

Media Contact:

Michael Simmons

michael@antennagroup.com

714-504-7932

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